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Exhibit 12.1

Alliant Techsystems Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	2001		2002		2003		2004		2005		1Q FY06
Earnings:
Income from operations before taxes	$103,394		$121,334		$197,477		$217,796		$220,540		$52,838
Plus fixed charges	35,071		105,608		81,968		63,376		68,840		18,553

Earnings	$138,465		$226,942		$279,445		$281,172		$289,380		$71,391

Fixed Charges:
Interest expense, including amortization of debt issue costs	$33,738		$103,547		$79,495		$60,327		$65,382		$17,470
Estimated interest factor of rental expense	1,333		2,061		2,473		3,049		3,458		1,083

Fixed Charges	$35,071		$105,608		$81,968		$63,376		$68,840		$18,553

Ratio of Earnings to Fixed Charges(1)	3.95	x	2.15	x	3.41	x	4.44	x	4.20	x	3.85	x

Rent expense	16,658		29,437		35,326		43,563		49,396		15,470
Implied interest rate on rent	8.0%		7.0%		7.0%		7.0%		7.0%		7.0%

(1)
For purposes of calculating the ratio of earnings to fixed charges, "earnings" represents income from continuing operations before income taxes, plus fixed charges. "Fixed charges" consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.

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Alliant Techsystems Inc. Computation of Ratio of Earnings to Fixed Charges (dollars in thousands)